Exhibit 21.1

Subsidiaries of Super Micro Computer, Inc.

Name of Subsidiary	State of Incorporation

Super Micro Computer International Inc.	Cayman Islands

Super Micro Computer B.V.	The Netherlands

Super Micro Computer Taiwan Inc.	Taiwan